Our Sphere Inc.

Financial Statements

December 31, 2024 and 2023

Table of Contents



Independent Accountant's Review Report

To Management of:
Our Sphere Inc.

We have reviewed the accompanying financial statements of Our Sphere Inc. (the Company), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations and these conditions raise doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
April 24, 2025


Our Sphere Inc.

Balance Sheets

As of December 31, 2024 and 2023


		2024		2023
Assets				
Current assets				
Cash and cash equivalents	$	315,631	$	2,111
Accrued revenue		8,613		1,374
Prepaid expenses		883		-
Total current assets		325,127		3,485
Noncurrent assets				
Trademark, net		2,600		2,100
Total noncurrent assets		2,600		2,100
Total assets	$	327,727	$	5,585
Liabilities and stockholders' equity				
Liabilities				
Current liabilities				
Accounts payable and accrued expenses		292,902		126,591
Deferred revenue		15,000		75,000
Total current liabilities		307,902		201,591
Noncurrent liabilities				
Convertible notes		665,641		382,455
SAFE liability		1,262,550		262,000
Total noncurrent liabilities		1,928,191		644,455
Total liabilities		2,236,093		846,046
Stockholders' equity				
Preferred stock, 2,519,684 shares authorized; xxx shares issued and outstanding, respectively; $0.001 par value per share		2,520		2,520
Common stock, 12,850,394 shares authorized; 8,000,000 shares issued and outstanding; $0.0001 par value per share		800		800
Additional paid-in capital		1,997,479		1,997,479
Accumulated deficit		(3,909,165)		(2,841,260)
Total stockholders' equity		(1,908,366)		(840,461)
Total liabilities and stockholders' equity	$	327,727	$	5,585

Our Sphere Inc.
Statements of Income
For the years ended December 31, 2024 and 2023

	2024		2023
Revenues			
Consulting revenue	$ 60,000	$	80,000
Mutual fund revenue	9,263		3,318
Total revenues	69,263		83,318
Cost of revenues	900,287		849,798
Gross profit (loss)	(831,024)		(766,480)
Operating expenses			
Salaries, benefits, and payroll expenses	597		125,672
Advertising and promotion	99,398		87,766
Communications and information technology	15,526		20,732
Legal and other professional fees and services	20,150		17,002
Memberships and licenses	2,986		4,192
Office supplies	-		1,907
Sales support and outside services	(459)		140,280
Travel, meals and entertainment	7,090		24,582
Other selling, general and administrative expense	958		1,417
Taxes other than income taxes	450		1,275
Total operating expenses	146,696		424,825
Operating income (loss)	(977,720)		(1,191,305)
Other income (expense)			
Interest income	466		615
Interest expense	(90,651)		-
Total Other income (expense)	(90,185)		615
Net income (loss)	$ (1,067,905)	$	(1,190,690)

Our Sphere Inc.

Statements of Changes in Stockholders' Equity

For the years ended December 31, 2024 and 2023

	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2023	2,519,684	$ 2,520	8,000,000	$ 800	$ 1,997,479	$ (1,650,570)	$ 350,229
Net income (loss)	-	-	-	-	-	(1,190,690)	(1,190,690)
Balance at December 31, 2023	2,519,684	2,520	8,000,000	800	1,997,479	(2,841,260)	(840,461)
Net income (loss)	-	-	-	-	-	(1,067,905)	(1,067,905)
Balance at December 31, 2024	2,519,684	$ 2,520	8,000,000	$ 800	$ 1,997,479	$ (3,909,165)	$ (1,908,366)

Our Sphere Inc.
Statements of Cash Flows
For the years ended December 31, 2024 and 2023

	2024	2023
Cash flows from operating activities		
Net income (loss)	$ (1,067,905)	$ (1,190,690)
(Increase) decrease in operating assets:		
Prepaid expenses	(883)	-
Other assets	(7,239)	(1,374)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued liabilities	166,311	(6,023)
Other liabilities	(60,000)	75,000
Net cash provided by (used in) operating activities	(969,716)	(1,123,087)
Cash flows from investing activities		
Purchase of intangible assets	(500)	(900)
Net cash provided by (used in) investing activities	(500)	(900)
Cash flows from financing activities		
Proceeds from issuance of convertible debt	283,186	382,455
Proceeds from issuance of SAFE's	1,000,550	262,000
Net cash provided by (used in) financing activities	1,283,736	644,455
Net increase (decrease) in cash, cash equivalents, and restricted cash	313,520	(479,532)
Cash, cash equivalents, and restricted cash at beginning of year	2,111	481,643
Cash, cash equivalents, and restricted cash at end of year	$ 315,631	$ 2,111

Our Sphere Inc.
Notes to the Financial Statements
For the years ended December 31, 2024 and 2023

1. Summary of Significant Accounting Policies

a. Nature of Operations

Our Sphere Inc. (the Company) was incorporated in Delaware on February 15, 2021 as a Public Benefit Corporation. The Company is a VC-backed brand that makes it easy for everyone to invest their retirement savings in a climate friendly way. It offers financial products that make it easy for employers to offer climate-friendly investment options in their existing 401(k) and similar retirement plans. As a Public Benefit Corporation, the Company's public benefit is education about climate change, which it holds as a goal equal to that of maximizing shareholder value.

b. Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

c. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

d. Concentrations of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

e. Fair value measurements

Our Sphere Inc.
Notes to the Financial Statements
For the years ended December 31, 2024 and 2023

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The Company has no assets or liabilities requiring fair value measurements.

f. Income Taxes

Our Sphere Inc.
Notes to the Financial Statements
For the years ended December 31, 2024 and 2023

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a December 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023 consists of the following:

Our Sphere Inc.
Notes to the Financial Statements
For the years ended December 31, 2024 and 2023

	2024	2023
Net Operating Loss Carryforwards	$ 2,766,008	$ 2,760,800
Valuation Allowance	$ (2,766,008)	$ (2,760,800)
Net Provision for income tax	-	-

g. Cash and Cash Equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

h. Intangible assets

Intangibles with determinable lives are amortized using the straight-line method based on the estimated useful lives of the intangible assets. When there is a change in the estimated useful life of a finite-lived intangible asset, amortization is adjusted prospectively. Intangibles assets that have an indefinite live are not amortized, but rather are tested for impairment annually or if events or a change in circumstance have occurred that indicate possible impairment. Should the carrying amount of the intangible asset exceed its fair value, an impairment loss would be recognized.

Intangible assets assessed by the company with indefinite useful lives are not amortized, but are reviewed each period to determine whether the assessment of indefinite life continues to be supportable. If not, the intangible assets are prospectively accounted for with a finite useful life.

The Company has been issued one trademark on the brand name Sphere. The useful life of this trademark asset is indefinite as it is actively used and can be renewed.

i. Revenue Recognition

Our Sphere Inc.
Notes to the Financial Statements
For the years ended December 31, 2024 and 2023

The Company earns revenue as a percentage of its assets under management in its fund product, known as a Net Expense Ratio. For its first product, that Net Expense Ratio is 0.07% annually, earned as one twelfth of that amount on a monthly basis. The Company plans to launch future products that will have higher expense ratios.

In addition to earning revenue on its fund product, the Company has received grants for specific work relating to making easy for everyone to access climate-friendly investing in their retirement plans. This revenue is recognized on a straightline basis across the months during which the work is performed and is recorded as consulting income. Consulting fees that are paid but not yet earned related to this grant work are recorded as a deferred revenue liability.

j. Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $99,398 and $87,766 in 2024 and 2023, respectively.

k. Cost of revenues

Cost of revenues includes fees paid to the fund investment advisor, administrator, custodian, distributor, trustees, and lawyers, along with costs associated with listing the fund on brokerage and 401(k) platforms. These costs are expected to grow less quickly than revenue as assets under management grow.

2. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following at December 31, 2024 and 2023:

	2024	2023
Trade accounts payable	$ 202,251	$ 83,211
Accrued expenses	-	43,380
Interest payable	90,651	-
Total accounts payable and accrued expenses	$ 292,902	$ 126,591

3. Stockholders' equity

Our Sphere Inc.
Notes to the Financial Statements
For the years ended December 31, 2024 and 2023

The Company has the authority to issue 12,850,000 shares of common stock, par value of $0.0001 per share and 2,519,684 shares of preferred stock, par value of $0.001 per share. As of December 31, 2024 and 2023, the total number of common stock shares issued and outstanding was 8,000,000. As of both December 31, 2024 and 2023 there was 2,519,684 shares of preferred stock outstanding.

Each unit of common and preferred stock has 1 voting right.

4. Convertible notes

During 2023, the Company issued convertible notes payable for a total principal amount of $382,455. During 2024, the Company issued convertible notes payable for a total principal amount of $283,186. The convertible notes payable carry a 15% interest rate and at any time after the third anniversary of the closing date, holders of the note may demand repayment of the principal plus accrued interest within five days of the demand.

Upon the completion of a future preferred stock offering of the Company, the convertible notes (principal and accrued interest) will convert, at the investor's option, into preferred stock of such offering upon the same terms and conditions as the other investors, subject to the Valuation Cap described below.

The convertible notes will have a Company valuation cap of $15,000,000 (the "Valuation Cap"); accordingly, upon conversion as part of a future preferred stock financing, the price per share of the preferred stock that an Investor is issued shall be the lower of (a) the price per share paid by the cash investors in such financing and (b) the Valuation Cap divided by the Company Capitalization (which shall be defined in the same way the term is defined in the Company's existing SAFEs).

5. SAFE notes

Our Sphere Inc.
Notes to the Financial Statements
For the years ended December 31, 2024 and 2023

During 2023 and 2024, the Company entered into non-refundable Simple Agreements for Future Equity ("SAFE") notes with investors, which gives the investor the right to certain shares of the Company's preferred stock at the price per share equal to a post-money valuation cap divided by the Company's capitalization. The SAFE agreements automatically terminate on the initial closing of an equity financing. The SAFEs will automatically convert into the greater of: (1) the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock; or (2) the number of shares of SAFE preferred stock equal to the purchase amount divided by the SAFE price. The post-money valuation cap is $15,000,000.

As of December 31, 2024 and 2023, there was $1,262,550 and $262,000 of SAFE agreements outstanding, respectively.

6. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the year ended December 31, 2024 the Company incurred losses from operations of $1,067,905 (2023 - $1,190,690). These factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign and other sources. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

8. Subsequent Event

Our Sphere Inc.
Notes to the Financial Statements
For the years ended December 31, 2024 and 2023

On January 28, 2025 an investor invested $25,000 in Sphere via the same SAFE note as prior SAFE note investors. The SAFE has a post-money valuation cap of $15M.

On March 28, 2025, an investor invested $10,000 in Sphere via the same SAFE note as prior SAFE note investors. The SAFE has a post-money valuation cap of $15M.

Management evaluated all activity of the Company through April 24, 2025 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.